[Letterhead of SQM
                            El Trovador 4285, Piso 6
                          Las Condes, Santiago, Chile
                              Tel: (56 2) 425 2485
                              Fax: (56 2) 425 2493
                                  www.sqm.com]


                                                 September 4, 2009



Ms. Joanna Lam
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

         Re:   Chemical and Mining Company of Chile Inc.
               Form 20-F for the fiscal year ended December 31, 2008 File No. 033-65728
               -----------------------------------------------------

Dear Ms. Lam:

              I am writing to confirm that Chemical and Mining Company of Chile Inc. (the "Company") is in receipt of the letter dated August 19, 2009 from Mr. Karl Hiller, Branch Chief, providing comments on the above-referenced filing of the Company. As you requested, the Company is confirming that it intends to respond to the comment letter on or before September 18, 2009.

              If you have any questions with regard to the foregoing or require additional information, please contact me at 56-2-425-2485.

                                   Sincerely,

                                   /s/ Ricardo Ramos R.

                                   Ricardo Ramos R.
                                   Chief Financial Office & Business Development Senior Vice President


VIA EDGAR AND TELECOPIER
------------------------
cc:    Mr. Karl Hiller
       Ms. Jennifer Gallagher